SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Orbital Tracking Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68558X100

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

☒	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68558X100	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Frost, M.D.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☒
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000
	6	SHARED VOTING POWER 706,667(1)
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 706,667 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,667 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☒

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.67% (based on 12,818,172 shares outstanding as of November 12, 2015)
12		TYPE OF REPORTING PERSON IN

(1) Includes 706,667 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife. Excludes 17,400,000 shares of common stock underlying Series C Convertible Preferred Stock held by Frost Gamma Investments Trust (“FGIT”) which contains a 4.99% beneficial ownership blocker. Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

CUSIP No. 68558X100	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0(1)
12		TYPE OF REPORTING PERSON OO

(1) Excludes 17,400,000 shares of common stock underlying Series C Convertible Preferred Stock held by Frost Gamma Investments Trust (“FGIT”) which contains a 4.99% beneficial ownership blocker. Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

CUSIP No. 68558X100	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: Orbital Tracking Corp.

(b)	Address of Issuer’s Principal Executive Offices:
1990 N. California Blvd., 8th Floor, Walnut, CA 94596

Item 2.

(a)	Name of Person Filing:
This statement is filed on behalf of Frost Gamma Investments Trust (the “FGIT”) and Dr. Phillip Frost (together with the Trust, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

Dr. Phillip Frost has a business address located at: 4400 Biscayne Boulevard, Miami, FL 33137

FGIT has a business address located at: 4400 Biscayne Boulevard, Miami, FL 33137

(c)	Citizenship

Dr. Phillip Frost is a citizen of the United States and FGIT is established in the State of Florida.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

68558X100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 726,667 (1)
(b)	Percent of class:5.67% (1)
The percentage used herein and in the rest of Item 4 are calculated based upon the 12,818,172 shares of Common Stock issued and outstanding as of November 12, 2015 as reflected on the Form 10-Q filed on November 12, 2015.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 20,000
(ii)	Shared power to vote or to direct the vote: 706,667(1)
(iii)	Sole power to dispose or to direct the disposition of: 20,000
(iv)	Shared power to dispose or to direct the disposition of: 706,667 (1)

(1) Includes 706,667 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife. Excludes 17,400,000 shares of common stock underlying Series C Convertible Preferred Stock held by Frost Gamma Investments Trust (“FGIT”) which contains a 4.99% beneficial ownership blocker. Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

CUSIP No. 68558X100	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68558X100	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

PHILLIP FROST

By:	/s/ Phillip Frost, M.D.

Phillip Frost, M.D.

Date: February 12, 2016

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.

Phillip Frost, M.D, Trustee